

Stop 7010

June 28, 2007

By U.S. mail and facsimile

Mr. David Krell
President and Chief Executive Officer
International Securities Exchange Holdings, Inc.
60 Broad Street
New York, NY 10004

> **Re:** **International Securities Exchange Holdings, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 18, 2007**
> **File No. 001-32435**

Dear Mr. Krell:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Division of Corporation Finance

The Merger Agreement, page 51

1. We reissue prior comment 19. In this regard, please revise the third and fourth sentences of the introductory paragraph to remove the implication that the merger agreement does not constitute disclosure under the federal securities laws.

Division of Market Regulation

The staff of the Division of Market Regulation has reviewed your Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed June 18, 2007 (as amended, "Proxy Statement"), and we have the following comments. After reviewing your responses, we may have additional comments. Please note that these comments do not cover regulatory issues that we may have with respect to the structure of the proposed transaction or any proposed rule changes to be filed with the Commission, and that further changes may be necessary to the Proxy Statement to reflect the Commission's review of such structure and rule changes. Capitalized terms used, but not defined herein, have the meanings set forth in the Proxy Statement. All references to page numbers are to the blackline version of Amendment No. 1.

Summary Term Sheet—Regulatory Approvals—SEC Approval, pages 6-7

2. In the last sentence of the first paragraph, you correctly replaced "*an application*" with "a proposed rule change" when describing the filing by ISE, LLC with the Commission. However, you unnecessarily deleted "*seeking the SEC's approval of the waiver of these ownership and voting restrictions.*" Please revise the paragraph to include language regarding the approval of the waiver of ownership and voting restrictions. Please make a corresponding change to the first paragraph under subtitle *SEC Approval* on page 49 of the Proxy Statement.

3. In the first sentence of the second paragraph, you note that "the Company will be subject to oversight by the SEC following the effective time of the Merger, specifically with respect to …." As drafted, the sentence may imply the list that follows is exclusive. We note that since this list is not exclusive, it would be more accurate to replace "*specifically with respect to …*" with "with respect to, among other things, …." Please revise the sentence accordingly. Similarly, since the list is not exclusive, please revise the third sentence of this paragraph to delete the reference to "*all such jurisdiction and control provisions,*" and replace it with a reference to "the jurisdiction and control provisions.*" Please revise item (iv) to reflect that such cooperation will be with the Commission and with ISE, LLC. Please also delete the five occurrences of the expression "*to the extent*" in the list of items subject to the oversight by the Commission. As noted, the scope and terms of the jurisdiction and control provisions have not been fully determined. Please make corresponding changes to the second paragraph under subtitle *SEC Approval* on page 49 of the Proxy Statement.

The Transaction—Background of the Transaction, page 26

4. In the last sentence of the first paragraph please add "of a proposed rule change" after "*to obtain the required SEC approval.*"

The Merger Agreement—The Merger, page 51

5. In the last sentence of the first paragraph, in the revised language please replace "*ISE, LLC's*" with "ISE, LLC."

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide the staff of the Division of Market Regulation and the staff of the Division of Corporation Finance with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

With regard to questions relating to the comments of the staff of the Division of Market Regulation you may contact Nancy Sanow at (202) 551-5620, Kim Allen at (202) 551-5647, or Natasha Cowen at (202) 551-5652. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Robert S. Reder
        Milbank, Tweed, Hadley & McCloy LLP
        One Chase Manhattan Plaza
        New York, NY 10005-1413